3/12/14
LW

[redacted]

14046863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50123

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AOS Inc. DBA Tradingblock

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Dr, Ste 650
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jere T. Wickert 312-253-0382
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
(Name – *if individual, state last, first, middle name*)

125 E Lake Street, Ste 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Jere T. Wickert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AOS Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
WILLIAM J NEDZA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/13/16

Signature

Pres.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AOS, Inc.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013

AOS, Inc.
311 South Wacker Drive, Suite 650
Chicago, IL 60606

Subject: 2013 Annual Report

Please find attached your copy of the 2013 Annual Report of AOS, Inc..

This report has been prepared by an independent certified public accountant and contains a summary of AOS, Inc.'s financial activity for the year ended December 31, 2013.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Jere T. Wickert
President
AOS, Inc.

Date signed 2/18/2014

AOS, Inc.

CONTENTS

AOS, Inc.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2013

AOS, Inc.
311 South Wacker Drive, Suite 650
Chicago, IL 60606

Subject: 2013 Annual Report

Please find attached your copy of the 2013 Annual Report of AOS, Inc..

This report has been prepared by an independent certified public accountant and contains a summary of AOS, Inc.'s financial activity for the year ended December 31, 2013.

To the best of my knowledge and belief, the information contained in this document is accurate and complete.

Sincerely,

Jere T. Wickert
President
AOS, Inc.

Date signed 2/18/2014

AOS, Inc.

CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of AOS, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of AOS, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AOS, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 9, 2014

AOS, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2013

Assets		
Cash	$	95,666
Cash deposits with clearing organizations		500,000
Commissions receivable		41,063
Receivables from clearing orgainzations		505,794
Prepaid expenses		14,057
Deferred tax assets		1,258,484
Property and equipment, net		75,099
Intangibles, net		542,814
Total assets	$	3,032,977
Liabilities and shareholders' equity		
Liabilities		
Accounts payable	$	330,521
Commissions payable		229,570
Accrued rent		28,273
Capital lease obligation		50,834
Total liabilities		639,198
Shareholders' equity		
Common stock, $0.01 par value per share 100,000 shares authorized, 2,000 shares issued and outstanding		20
Additional paid in capital		4,557,425
Retained earnings		(2,163,666)
Total shareholders' equity		2,393,779
Total liabilities and shareholders' equity	$	3,032,977

See accompanying notes to financial statements.

AOS, Inc.

STATEMENT OF OPERATIONS

For the year ended December 31, 2013		
Revenue		
Commissions	$	5,508,278
Investment Company Revenue		368,156
Floor Brokerage		112,799
Investment Advisory Fees		22,238
Brokerage and Clearing		1,611,050
Quotation Service/Data Income		306,250
Interest		68,948
Other Income		203,809
Total Revenue		8,201,528
Expenses		
Compensations and Benefits		4,427,518
Brokerage and Clearing Costs		2,278,062
Quotation Service/Data Costs		849,670
Technology and Telecommunications		173,954
Marketing and Advertising		53,280
Lease and Rental		221,924
Professional Fees		203,442
Insurance		107,043
Office/General Administrative		144,237
Interest Expense		8,226
Depreciation and Amortization		97,637
Total Expenses		8,564,993
Income (loss) before income taxes		(363,465)
Income tax provision (benefit)		(135,805)
Net Income (loss)	$	(227,660)

See accompanying notes to financial statements.

AOS, Inc.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the year ended December 31, 2013

	Common Stock	Paid in Capital	Retained Earnings	Total
Shareholders' equity, beginning of year	$ 20	$ 3,937,425	$ (1,936,006)	$ 2,001,439
Capital contributions		620,000		620,000
Capital withdrawals		-		-
Net income (loss)			(227,660)	(227,660)
Shareholders' equity, end of year	$ 20	$ 4,557,425	$ (2,163,666)	$ 2,393,779

See accompanying notes to financial statements.

AOS, Inc.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2013		
Cash flows from operating activities		
Net Income (loss)	$	(227,660)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation and amortization		97,637
Deferred income taxes		(135,805)
Accrued Rent		(26,806)
Changes in assets and liabilities:		
Cash deposits with clearing organizations		(50,000)
Commissions receivable and receivable from clearing organizations		23,895
Prepaid expenses		(12,054)
Accounts payable		(246,386)
Commissions payable		82,652
Net cash provided (used) by operating activities		(494,527)
Cash flows from investing activities		
Capital lease obligation		(31,147)
Net cash provided (used) by investing activities		(31,147)
Cash flows from financing activities		
Capital contributions		620,000
Subordinated Loan		(200,000)
Net cash provided (used) by financing activities		420,000
Net change in cash and cash equivalents		(105,674)
Cash and cash equivalents, beginning of year		201,340
Cash and cash equivalents, end of year	$	95,666
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	8,226
Income tax payments	$	-

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

AOS, Inc. (the "Company"), is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is wholly owned by Trading Block Holdings, Inc (the "Parent Company").The Company does business as "TradingBlock" and "MoneyBlock".

The Company, as a broker-dealer, is engaged in various securities trading and brokerage activities and does not carry margin accounts, promptly transmits all customer funds and delivers all securities received in connection with the Company's activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationships with APEX Clearing Corporation. The Company is also registered as an Independent Introducing Broker ("IB") with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company is also a state-registered investment advisor.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers its demand deposits and money market accounts to be a cash equivalent. Cash deposits with clearing organizations are not included as a cash equivalent item.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation of $41,958, at December 31, 2013. Property and equipment is depreciated using the straight-line method over their estimated useful lives. Depreciation expense for the year ended December 31, 2013 was $17,637.

Intangibles

Included in intangibles are computer software developed internally by the Company and a patent that is pending final approval. The computer software was placed in service in September 2010. Amortization is calculated using the straight line method over a ten-year useful life. Amortization expense for the year ended December 31, 2013 was $80,000 and accumulated amortization at December 31, 2013 was $266,667. The patent is still pending as of December 31, 2013, so it remains unamortized.

AOS, Inc.

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies (continued)

Revenue Recognition

Revenue earned from customer security transactions are accounted for on a settlement basis. If payments are not received or the transaction has not settled on customer transactions, account receivable are recorded to recognize revenue.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. As of December 31, 2013, the Company's net capital was approximately $503,000 which exceeded the requirement by approximately $253,000.

3. Subordinated Loan

The Company borrowed $200,000 from a shareholder of the Company on October 13, 2011. This note is subordinated to the claims of general creditors and matures on December 31, 2014. Interest is payable at the rate of 0.01% annually. The loan was paid in full as of December 31, 2012. The changes in subordinated borrowing for the year ended December 31, 2013 are as follows:

Subordinated borrowings as of January 1, 2013	$ 200,000
Increases	-
Decreases	200,000
Subordinated borrowings as of December 31, 2013	$ -

4. Lease commitments

The Company has a non-cancelable operating lease for office space that expires in November 2014. The future minimum annual commitments under the lease are as follows:

Year	
2014	$ 199,617

Rent expense for the year ended December 31, 2013 was $215,408.

4. Lease commitments (continued)

The Company leases certain equipment under a capital lease. The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and accordingly, it is recorded in the Company's assets and liabilities. At December 31, 2013 the leased assets included in property and equipment were $72,588, net of accumulated depreciation of $24,198.

The future minimum payments under the lease together with their present value as of December 31, 2013 are as follows:

Year	
2014	$35,729
2015	17,864
Total minimum lease payments	53,593
Less amount representing interest	2,413
Present value of minimum lease payments	$50,834

5. Income taxes

The Company files a consolidated return with its Parent Company. The difference between the consolidated income tax expense and the Company's income tax expense is not significant. The Company's deferred tax assets and liabilities result mainly from timing differences related to the expensing of software development costs and net operating loss carryforwards. The Company's effective income tax rate is different than what would be expected if the federal statutory rates were applied to income from continuing operations primarily because of expenses deductible for financial reporting purposes that are not deductible for tax purposes.

The Company has available at December 31, 2013, approximately $3,563,000 of unused federal operating loss carryforwards and approximately $4,069,000 of unused Illinois operating loss carryforwards that may be applied against future taxable income. The federal loss carryforwards expire in 2028 through 2033, and the Illinois loss carryforwards expire in 2020 through 2025.

The components of income tax expense are as follows:

Current state	$	-
Current federal		-
Deferred state-carryforwards		(27,125)
Deferred federal-carryforwards		(87,854)
Deferred state-other		(4,913)
Deferred federal-other		(15,910)
Total	$	(135,802)

5. Income taxes (continued)

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending shareholders' capital. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2013. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010.

6. Concentration of credit risk

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

The Company does not hold customer-segregated cash, securities or futures positions, or securities balances. Customer accounts are introduced to a self-clearing securities broker-dealer or a futures commission merchant ("FCM") that carries the respective customers' accounts and processes their securities or futures transactions on a "fully disclosed" basis. In conjunction with this arrangement, the Company may become contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. Customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations to the clearing broker-dealer or FCM to whom it was introduced. The Company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

7. Subsequent events

These financial statements were approved by management and available for issuance on February 9, 2014. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.

AOS, Inc.

SUPPLEMENTAL INFORMATION

December 31, 2013

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Net capital:		
Total Shareholders' Equity qualified for net capital	$	2,393,779
Less Non allowable assets:		
Commissions receivable		
Prepaid expenses		(14,057)
Other assets		(1,258,484)
Property and equipment, net		(75,099)
Intangibles, net		(542,814)
Net capital		503,325
Haircut		-
Adjusted net capital		503,325
Net minimum capital requirement of 6.67% of aggregate indebtedness of $639,198 or $250,000 whichever is greater		250,000
Excess net capital	$	253,325

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Adjusted net capital as reported in Company's Part II of Form X-17A-5, as amended as of December 31, 2013	$	503,325
No differences		-
Net capital per above computation	$	503,325

There are no material differences between the above computation and the Company's corresponding unaudited Focus Report (form X-17A-5) filing as of December 31, 2013.

AOS, Inc.

SUPPLEMENTAL INFORMATION

December 31, 2013

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There is only rounding as reconciling items for the year ended December 31, 2013

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
Chicago
Bloomingdale

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
AOS, Inc.
Chicago, IL

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by AOS, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating AOS, Inc.'s compliance with the applicable instructions of Form SIPC-7. AOS, Inc.'s management is responsible for AOS, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 9, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066163 FINRA DEC
AOS INC 16*16
TRADINGBLOCK
311 S WACKER DR STE 650
CHICAGO IL 60606-6728

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 13,348

B. Less payment made with SIPC-6 filed (exclude interest) (6,769)
07/29/2013
Date Paid

C. Less prior overpayment applied (____)

D. Assessment balance due or (overpayment) ____

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,579

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,579

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AOS Inc dba Trading Block
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & Founder
(Title)

Dated the 10 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 8,201,528
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	466,007
(2) Revenues from commodity transactions.	8,762
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	2,134,016
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts.	48,518
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	200
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	68,934
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______ (Deductions in excess of $100,000 require documentation)	108,265
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 27,579	
Enter the greater of line (i) or (ii)	27,579
Total deductions	2,862,280
2d. SIPC Net Operating Revenues	$ 5,339,247
2e. General Assessment @ .0025	$ 13,348
	(to page 1, line 2.A.)

MC MICHAEL COGLIANESE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

125 E Lake Street, Ste. 303
Bloomingdale, IL 60108
tel 630-351-8942 fax 630-351-4346
www.cogcpa.com

OFFICES:
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INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

Board of Directors
AOS, Inc.

In planning and performing our audit of the financial statements of AOS, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Coglianese CPA, P.C.
Bloomingdale, IL
February 9, 2014